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                                 ZLAND.COM, INC.
                             27081 Aliso Creek Road
                              Aliso Viejo, CA 92656


                                  July 13, 2000



VIA EDGAR TRANSMISSION

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C.  20549

Attn:  Ms. Lillian Cummins, Esq.

              Re:      ZLand.com, Inc.
                       Registration Statement on Form S-1
                       Filed:    March 29, 2000
                       File No.: 333-33462

Ladies and Gentlemen:

         Pursuant to Rule 477 under the Securities Act of 1933, as amended, ZLand.com, Inc. (the "Company") hereby applies for the withdrawal of its previously filed Registration Statement on Form S-1 (File No. 333-33462) (the "Registration Statement") relating to its common stock.

         Due to current market conditions which the Company deems to be unfavorable, the Company has elected not to proceed with the offering of such shares as contemplated by the Registration Statement. It requests that the Securities and Exchange Commission consent to this application on the grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of said Rule 477. No sales of the Company's shares of common stock have been made or will be made under the Registration Statement.

                                   Sincerely,

                                   ZLand.com, Inc.


                                   By: /s/ John W. Veenstra
                                       -----------------------------------------
                                       Name: John W. Veenstra
                                       Title:  Chief Executive Officer

cc: Thomas G. Brockington, Esq.